Exhibit (g)(3)
As Amended January 1, 2007
Schedule B
to the Custodian Agreement
between American Performance Funds and
Bank of Oklahoma, N.A.
September 5, 1990
Each of the Funds named in Schedule A to the Custodian Agreement between American Performance Funds and Bank of Oklahoma, N.A. dated September 5, 1990 shall pay Bank of Oklahoma, N.A. a fee at an annual rate of one one-hundredths of one percent (.01%) of such Fund’s average daily net assets. Bank of Oklahoma, N.A. shall also be entitled to be reimbursed by each Fund for its reasonable out-of-pocket expenses incurred in the performance of its duties under the Agreement.

[SEAL]	American Performance Funds
	By:	/s/ Jennifer J. Hankins

Date: December 12, 2006

[SEAL]	Bank of Oklahoma, N.A.
	By:	/s/ Ruth Stockham

Date: December 18, 2006